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                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
         --------------------------------------------------------
          Securities and Exchange Commission
                          Washington, D.C. 20549
         --------------------------------------------------------

                              TOPRO, INC.
                           (Name of Issuer)

              Common                              89078G10-4
   (Title of Class of Securities)               (CUSIP Number)


                            Elroy G. Roelke
    8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206
                            (214) 891-8294
Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                             June 17, 1996
        (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.:
       Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
      ----------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group:
   (a)    N/A
       ------------
   (b)    N/A
       ------------

3. SEC Use Only:

4. Source of Funds:   PF
                    ---------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):   None
                  ------

6. Citizenship or Place of Organization:  Texas
                                         -------
Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power:  2,111,111  (excluding warrants)
                         -------------------------------

(8)  Shared Voting Power:   0
                          ----







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(9)  Sole Dispositive Power:  2,111,111  (excluding warrants)
                             --------------------------------

(10)  Shared Dispositive Power:  0
                                ---

11. Aggregate Amount Beneficially Owned be Each Reporting Person:  2,111,111
    (exculding warrants)                                           ---------
    --------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: None
                                                                       ----
13. Percent of Class Represented by Amount in Row (11):  33.4%
                                                         -----
14. Type of Reporting Person:  PN/IV
                              -------







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                                    AMENDED SCHEDULE 13D

                               Filed Pursuant to Rule 13D-1


Item 1.  SECURITY AND ISSUER

          $1,500,000 9% Convertible Debenture #1; $1,000,000 9% Convertible Debenture #2 and $1,000,000 9% Convertible Debenture #3 by and between Renaissance Capital Growth & Income Fund III, Inc. as Lender and Topro, Inc. and its subsidiaries as Borrower.

            Topro, Inc.                                Company
            2525 West Evans Ave.
            Denver, CO 80219


Item 2.  IDENTITY AND BACKGROUND

a., b., c.  Renaissance Capital Growth &                Filer
            Income Fund III, Inc.
            8080 N. Central Expressway, Suite 210
            Dallas, Texas 75206

            Renaissance Capital Group, Inc.             Investment Advisor to
            8080 N. Central Expressway, Suite 210       the Filer
          Dallas, Texas 75206


            Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940.

            The officers of Renaissance Capital Group, Inc. are:
                  Russell Cleveland, President
                  Elroy G. Roelke, Senior Vice President and General Counsel Barbe Butschek, Senior Vice President, Corporate Secretary
                    and Treasurer
                  Vance M. Arnold, Executive Vice President
                  Mardon M. Navalta, Vice President

     Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration of the Filer's investment portfolio.

        d.  None
        e.  None
        f.  Texas







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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


Item 4. PURPOSE OF TRANSACTION

        The sole purpose of the acquisition of these securities was as an investment in accordance with Filer's election as a Business Development Company under the Investment Act of 1940.

        The Filer, as part of its Loan Agreement with the Company, has the right to elect one member to the Board of Directors of the Company. The Filer has not yet made a decision whether it will elect such right.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     On February 21, 1996, the Company and Filer entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to the Filer a $1,500,000 Convertible Debenture yielding a 9% interest rate and is convertible at $1.50 per share. Interest is payable monthly and if not sooner redeemed or converted, matures March 1, 2003. The Debenture also calls for mandatory principal installments commencing March 1, 1999 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on March 1, 2003. The Debenture also calls for the Debenture to be redeemed if the Company's stock is not listed on a national exchange or there is a change in control of the voting stock. The Debenture is redeemable at 120% of par if after March 1, 1996 the closing bid price for the common stock of the Company averages at least $6.00 per share for twenty consecutive trading days and if the $6.00 bid price is supported by $.30 net earnings per share in the aggregate for the last four consecutive fiscal quarters proceeding the redemption notice.

     An additional $1,000,000 Convertible Debenture with identical terms was issued to the Company on March 5, 1996.

     On June 17, 1996, the Filer issued a $1,000,000 Convertible Debenture to the Company yielding a 9% interest rate, convertible at $2.25 per share which is subject to anti dilution prices found within the Debenture. Interest is payable monthly and if not sooner redeemed or converted, matures June 1, 2003. The Debenture also calls for mandatory principal installments commencing on June 1, 1999 in the amount of $10 per $1,000. The Debenture is redeemable at 123% of par if after June 1, 1998 the closing bid price for the common stock of the Company averages at least $7.00 per share for twenty consecutive trading days and if the $7.00 bid price is supported by $.35 net earnings per share in the aggregate for the last four consecutive fiscal quarters proceeding the redemption notice.






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     The Convertible Debenture Loan Agreement grants the Filer the right to elect one member to the board of directors of the Company and as yet the Filer has not made a decision whether it will elect such a right. The Filer does not have the right to vote the Common Stock underlying the Convertible Debenture until and unless it elects to convert said instrument.

     The Company has not effected any transactions in the securities of the Company prior to the purchase of the Convertible Debenture.


Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company and the Filer entered into Convertible Debenture Loan Agreements on February 21, 1996, March 5, 1996 and June 17, 1996. Said document contains default and other provisions contained in loan agreements more generally. As mentioned in the previous item, the Convertible Debenture Loan Agreements grant the Filer the option to name a board of director to the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.


Item 7.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Not Applicable


Item 8.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable


     I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.


Date: March 8, 1996


                          Renaissance Capital Growth & Income Fund III, Inc.
                     By:  Renaissance Capital Group, Inc.
                          Investment Advisor


                           /s/ Elroy G. Roelke
                          --------------------------
                          Elroy G. Roelke
                          Senior Vice President and
                          General Counsel